Lucy’s Water World Inc
No. 39 Shuangyu St, Houshayu, Shunyi District
Arcadia Villa # 707, Beijing, China 101318
775-851-7397 or 775-201-8331 fax

United States                                                                                                 May 1, 2012
Security & Exchange Commission
Division of Corporate Finance
Attn: Reid Hooper
100 F Street, N.E.
Washington, DC 20549

Re:
Lucy’s Water World Inc.
Registration statement on Form S-1A5
File No: 333-179012

Enclosed is our response to your comments of April 30, 2012.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331 or email to Jsmith@howtogopublic.net.

Sincerely;

s/s Corey Chiu
Corey Chiu
President

April 30, 2012

Via E-mail

Corey Chiu

President, Director

Lucy’s Water World, Inc.

No. 39 Shuangyu St, Houshayu, Shunyi District Arcadia Villa #707

Beijing, China 101318

RE: Lucy’s Water World, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed April 25, 2012

File No. 333-179012

Dear Mr. Chiu:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the

Jumpstart Our Business Startups Act (“the Act”), please disclose prominently in the Business Section that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

●Describe how and when you may lose emerging growth company status; and

● Your election under Section 107(b) of the Act:

● If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act,

include a statement that the election is irrevocable; or

●  If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

You may disclose the extent to which you would be exempt in any event as a result of your status as a Smaller Reporting Company.

Response: disclosed and revised